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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 14)*


                    DEKALB Energy Company
                       (Name of Issuer)

                     Class A Common Stock
                (Title of Class of Securities)

                            244874202
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

                             Page 1 of 6 Pages
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                                    13G


 CUSIP NO. 244874202                         PAGE 2 OF 6 PAGES


 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas H. Roberts, Jr.
         ###-##-####

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)
         (b) x

 3  SEC USE ONLY


 4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                   5  SOLE VOTING POWER

                      305,420
    NUMBER OF
      SHARES       6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          25,920
       EACH
    REPORTING      7  SOLE DISPOSITIVE POWER
      PERSON
       WITH            305,420

                   8  SHARED DISPOSITIVE POWER

                        25,920

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                       331,340

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
                      Inapplicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      14.2%

12  TYPE OF REPORTING PERSON
                      IN

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                                          Page 3 of 6 Pages


Item 1(a).     Name of Issuer:

               DEKALB Energy Company



Item 1(b).     Address of Issuer's Principal Executive Offices:

               700 9th Avenue, S.W.
               Calgary, Alberta, Canada T2P 3V4



Item 2(a).     Name of Person Filing:

               Thomas H. Roberts, Jr.



Item 2(b).     Address of Principal Business Office, or, if none,
               Residence:

               9 Arrowhead Lane
               DeKalb, IL 60115



Item 2(c).     Citizenship:

               United States of America



Item 2(d).     Title of Class of Securities:

               Class A Common Stock



Item 2(e).     CUSIP Number:

               244874202



Item 3.        Inapplicable
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                                          Page 4 of 6 Pages


Item 4.        Ownership

(a)  The number of shares of each class of securities listed in
     Item 2(d) beneficially owned by me as of December 31, 1992 is:

               331,340



(b) At December 31, 1992 the percentage of the Class of shares outstanding represented by the number of shares shown as beneficially owned by me in Item 4(a) is:

               14.2%



(c) As of December 31, 1992 the number of shares of each class listed in Item 2(d) as to which I have:

     (i)       sole power to vote or to direct the vote is:

               305,420


     (ii) shared power to vote or to direct the vote is:

               25,920


     (iii) sole power to dispose or to direct the disposition of is:

               305,420


     (iv) shared power to dispose or to direct the disposition of is:

               25,920
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                                          Page 5 of 6 Pages


Item 5.        Ownership of Five Percent or less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
     securities, check the following [   ].

               Inapplicable



Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

     I know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities shown as beneficially owned by me in Item 4(a) except:

     that a number of individuals have an economic interest with respect to certain of such shares as beneficiaries of certain trusts of which I am trustee.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Inapplicable



Item 8.        Identification and Classification of Members of the
               Group.

                    Inapplicable



Item 9.        Notice of Dissolution of Group.

                    Inapplicable



Item l0.       Certification.

                    Inapplicable

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                                          Page 6 of 6 Pages



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:        February 2, 1994

Signature:

Name:      Thomas H. Roberts, Jr.
           (typed or printed)